Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

TABLE OF CONTENTS

1:	Core Business	1

2:	Highlights	1

3:	Outlook and Strategy	3

4:	Overview of Financial Results	4

5:	Mines and Development Projects	9

6:	Non-GAAP Measures	17

7:	Liquidity and Capital Resources	20

8:	Capitalization	21

9:	General and Administrative Expenses	22

10:	Foreign Exchange	22

11:	Investments	23

12:	Income Taxes	23

13:	Derivatives	24

14:	Contractual Commitments	24

15:	Contingencies	25

16:	Off-Balance Sheet Arrangements	25

17:	Gold and Copper Markets	25

18:	Exploration and Development	25

19:	Risks and Uncertainties	28

20:	Critical Accounting Policies and Estimates	28

21:	IFRS Changeover Plan	28

22:	Disclosure Controls and Procedures	31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with Canadian generally accepted accounting principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Chile, Argentina, Mexico and Colombia.

The Company plans to continue to build on its production base through existing operating mine expansions and throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

•                  Revenues of $346.3 million, more than 60% higher than the same quarter of 2009.

•                  Mine operating earnings of $129.9 million representing, an increase of 99% from the first quarter of 2009.

•                  Gross margin from continuing operations of 58% compared with 52% of the first quarter of 2009.

•                  Net earnings of $79.5 million, or $0.11 per share basic.

•                  Adjusted Earnings of $73.2 million or $0.10 per share:

For the three months ended March 31, (In millions of United States Dollars except per share amounts)	2010
Net earnings	$79.5
Non-cash unrealized foreign exchange gains	(5.7)
Non-cash unrealized gains on derivatives	(4.6)
Non-recurring business acquisition costs	0.8
Stock-based and other compensation	5.6
Future income tax recovery on translation of intercompany debt	(3.8)
Other non-recurring loss	1.1
Adjusted Earnings before income tax effects	73.0
Income tax effect of adjustments	0.2

Adjusted Earnings (i)	$73.2

Adjusted Earnings per share (i)	$0.10

(i)          Non-GAAP measure — see Section 6.

•                  Cash flows of $125.7 million from continuing operations after changes in non-cash working capital and cash flows of $137.8 million from continuing operations before changes in non-cash working capital (a non-GAAP measure), representing increases of over 120% and 103%, respectively, from the first quarter of 2009.

•                  Debt repayments of $25.0 million during the quarter.

•                  Cash and cash equivalents at March 31, 2010, of $222.0 million.

Operational

•                  Production from continuing operations of 239,838 gold equivalent ounces (“GEO”) (gold production from continuing operations of 190,666 ounces and silver production of 2.7 million ounces), a 6% increase from the same quarter of 2009. Production on a mine-by-mine basis is broken down as follows:

For the three months ended March 31,
(In GEO)	2010
Chapada	27,794
El Peñón	108,437
Jacobina	25,022
Gualcamayo	29,462
Minera Florida	20,630
Fazenda Brasileiro	14,738

•                  In its first full quarter of owner-mining, quarterly production increased at El Peñón by 29% compared to the first quarter of 2009.

•                  Production increased at Minera Florida by 7% compared with the first quarter of 2009, despite the disruption caused by the February 27, 2010, earthquake in Chile. Mining operations returned to full capacity by mid-March and processing resumed full capacity by the second half of March.

•                  Commercial production from Gualcamayo of 29,462 ounces of gold, a 44% increase compared with commissioning production in the first quarter of 2009.

•                  By-product cash cost of $86 per GEO from continuing operations.

•                  Co-product cash costs from continuing operations of $423 per GEO, with co-product costs from wholly owned mines as follows:

For the three months ended March 31,
(In United States Dollars per GEO)	2010
Chapada	$$346
El Peñón	$$384
Jacobina	$$687
Gualcamayo	$$443
Minera Florida	$$363
Fazenda Brasileiro	$$622

•                  Co-product cash costs per pound of copper at Chapada of $1.24 on production of 29.7 million pounds of copper contained in concentrate.

Development and Exploration

•                  Completed basic engineering and advanced mine development at Mercedes; purchased key lead-time items with construction expected to begin in May 2010.

•                  Advancement of tailings reprocessing program at Minera Florida.

•                  Completed basic engineering and advanced detailed engineering at C1 Santa Luz. Mine construction is expected to begin in 2010 with production start-up in 2012.

•                  Undertook several optimization initiatives, and as part of these initiatives most recently the Company received an updated mine plan for Agua Rica prepared by an independent engineering consulting firm.  The project would deliver 870 million tonnes of ore over an estimated mine life of 26.5 years under the plan.  The new estimate for mineable reserves, which contain approximately 10% more copper and 12% more gold than previously reported, forms the basis for the new mine plan.

•                  Made a construction decision for the development of Ernesto/Pau-a-Pique for start-up in 2012.

•                  Provided a new strategic plan for the optimization of El Peñón and announced the discovery of a new high-grade gold and silver vein system, Pampa Augusta Victoria.

3.             OUTLOOK AND STRATEGY

The Company continues to adhere to its key commitments, which underlie Yamana’s success in the past year, sustainable production, stability of jurisdictions, disciplined growth and industry low cash costs.

The Company is committed to a sustainable production platform base of approximately 1.1 million GEO mainly from its six producing mines: Chapada, Jacobina and Fazenda Brasileiro in Brazil, El Peñón and Minera Florida in Chile, and Gualcamayo in Argentina. Production is expected to be in the range of 1.030 million GEO to 1.145 million GEO in 2010, consistent with previous guidance, with production expected to ramp up quarter over quarter. Copper production is expected to be in excess of 150 million pounds in 2010, consistent with previous guidance. Cumulatively, the above operating mines provide the Company with robust, long-life production at the projected levels. The Company’s approach to sustainability, which is broader than consistent production levels, includes the adherence to best practices and international policies for health and safety, environment and community relations. The Company’s focus on and initiatives in creating strong community relations and support systems, energy management, improvement of water quality and availability, in addition to quality of life, are all important elements of its commitment to sustainability.

The Company remains committed to operating in comparatively stable jurisdictions, preferably where there is an established mining culture and tradition. Yamana remains focused on the Americas, with production coming from operating mines in Brazil, Chile and Argentina, and with a reach soon into Mexico where the Mercedes project is expected to begin construction in May 2010. The Company is also active on the exploration front in Colombia.

The Company’s well-defined development stage and exploration projects, in addition to further value-enhancing opportunities, provide the Company with a superior organic growth profile and value proposition. Production growth will come from the Company’s development stage projects: C1 Santa Luz, Mercedes, Ernesto/Pau-a-Pique, and from a tailings reprocessing project at the Minera Florida mine. Production would initially increase by an additional 400,000 GEO annually at cash costs consistent with the current cost and operating structure. Production is expected to ramp up substantially in 2012 to approximately 1.3 million GEO as these projects commence operations, with production by the end of 2012 expected to be at an annual run rate of approximately 1.5 million GEO, representing a 46% increase in production from 2009.

Further growth is expected from other pending projects, which include QDD Lower West which will add to production at the Gualcamayo mine in Argentina, along with Pilar and Caiamar, both of which are in Brazil close to the Chapada mine. These projects are expected to increase the Company’s production level. Exploration successes at Agua Rica are also expected to further supplement long-term growth of the Company. Agua Rica is an exceptional stand alone project offering significant value and the Company is working towards a formal construction decision for the project. Work continues on the preparation of a full update to the prior feasibility study which will incorporate the recently completed mine plan update, revised capital cost estimates and all other optimization initiatives as appropriate.

Capital expenditures for 2010 and 2011 are expected to be approximately $515.0 million and $455.0 million, respectively. Capital expenditures for 2010 includes sustaining capital which also includes the purchase of machinery and equipment as the Company transitions to owner-mining at El Peñón and the capitalized portion of exploration expenditures for a total of approximately $230.0 million. Sustaining capital expenditures in 2011 are expected to be $155.0 million, which does not include expenditures on development areas for which the Company has not yet made a construction decision. The majority of the expansionary capital costs for the next two years are allocated to the development of the Company’s growth projects, C1 Santa Luz, Mercedes, the Minera Florida tailings project and Ernesto/Pau-a-Pique, all of which are expected to begin production in 2012.

Exploration expenditures in 2010 are expected to be approximately $80.0 million, including both capitalized and expensed greenfield exploration. The Company’s 2010 exploration program will focus on increasing mineral reserves and mineral resources while continuing with the near-mine exploration program and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas.

The Company’s commitment to low cash costs (see Section 6 — non-GAAP measures) focuses on cost containment with the goal of remaining one of the lowest-cost producers in the industry. Cash costs for 2010 are expected to be below $200 per GEO on a by-product basis and in the range of $360 to $400 per GEO on a co-product basis. In the first quarter of 2010, as mentioned above, cash costs were $86 per GEO on a by-product basis and $423 per GEO on a co-product basis.  In an effort to reduce volatility in costs due to fluctuating currency exchange rates, the Company has hedged approximately 65% of its local operating currency exposure at three of its mines of continuing operations in Brazil for a total of approximately 704.1 million Reais over the next two years at an average rate of approximately 2.141 Reais to the United States Dollar. In Chile, given the strong correlation between the Chilean Peso and copper prices, rising copper prices serve as a natural hedge to a strengthening in the currency.

The production and cash cost guidance above is in line with previous guidance issued by the Company.

4.             OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter (i):

	Three months ended
(In thousands of United States Dollars except for shares and per share amounts; unaudited)	March 31, 2010	March 31, 2009
Revenues	$346,341	$213,600
Cost of sales excluding depletion, depreciation and amortization	(145,143)	(102,032)
Depletion, depreciation and amortization	(69,707)	(45,756)
Accretion of asset retirement obligations	(1,580)	(632)
Mine operating earnings	129,911	65,180
Expenses
General and administrative	(24,042)	(15,640)
Exploration	(6,758)	(5,003)
Other	(3,725)	(23)
Operating earnings	95,386	44,514
Other business and interest (expenses) income	(15,946)	3,751
Foreign exchange gain	3,689	80,542
Realized (loss) gain on derivatives	(5,230)	23,303
Unrealized gain (loss) on derivatives	4,586	(47,148)
Earnings from continuing operations before income taxes and equity earnings	82,485	104,962
Income tax expense	(21,950)	(29,536)
Equity earnings from Minera Alumbrera	11,652	7,040
Earnings from continuing operations	72,187	82,466
Earnings from discontinued operations (i)	7,352	3,527
Net earnings	$79,539	$85,993
Earnings Adjustments (ii):
Non-cash unrealized foreign exchange gains	(5,755)	(78,801)
Non-cash unrealized (gains) losses on derivatives	(4,586)	47,724
Non-recurring future income tax adjustment	—	20,592
Non-recurring business acquisition costs	822	—
Stock-based and other compensation	5,583	1,247
Future income tax (recovery) expense on translation of intercompany debt	(3,772)	3,309
Other non-recurring loss	1,144	—
Adjusted Earnings before income tax effects	72,975	80,064
Income tax effect of adjustments	231	(15,037)
Adjusted Earnings (ii)	$73,206	$65,027
Basic earnings per share	$0.11	$0.12
Diluted earnings per share	$0.11	$0.12
Adjusted Earnings per share (ii)	$0.10	$0.09

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. First-quarter results of San Andrés are not included as the sale of it was closed in 2009.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, and (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

Gold prices remained strong after retreating from a historical high of above $1,200 per ounce in early December 2009 and copper prices also remained robust during the first quarter. Against this backdrop,  the increase in revenues to $346.3 million in the first quarter compared with $213.6 million in the same quarter of 2009 were mainly due to metal prices and a 17% increase in commercial production from continuing operations year-over-year. Higher revenues also contributed to higher mine operating earnings of $129.9 million in the quarter compared with $65.2 million in the first quarter of 2009.

The average prices of gold, copper and silver for the first quarter of 2010 and 2009 are summarized below:

	Realized Prices (i)		Market Prices
For the three months ended March 31,	2010	2009	2010	2009
Gold (per oz.)	$1,114	$906	$1,109	$908
Copper (per lb.)	$3.25	$1.53	$3.29	$1.57
Silver (per oz.)	$17.07	$12.59	$16.93	$12.60

(i)          Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Revenues for the quarter are composed of the following:

For the quarter ended March 31, 2010	Quantity Sold		Realized Prices	Revenues (in ‘000s)
Gold (i)	187,342	oz.	$1,114	$208,682
Copper (i)	29,102,223	lbs.	3.25	91,895
Silver	2,719,098	oz.	17.07	46,424
Gross revenues				$347,001
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(5,863)
- Sales taxes				(5,222)
- Mark-to-market adjustments				3,627
- Metal price adjustments related to concentrate revenues				6,798
			Revenues	$346,341

(i)    Excludes 12.5% interest of Alumbrera which is accounted for as an equity investment; includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $145.1 million compared with $102.0 million in the first quarter of 2009. The following table provides a reconciliation of the co-product cash costs to the cost of sales from continuing operations of the quarter:

For the quarter ended March 31, 2010	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per unit	Total (in ‘000s)
Chapada – Gold	27,794	oz.	$346	$9,624
Chapada – Copper	29,728,412	lbs.	1.24	36,862
El Peñón (GEO) (i)	108,437	oz.	384	41,688
Jacobina	25,022	oz.	687	17,199
Gualcamayo	29,462	oz.	443	13,040
Minera Florida (GEO) (i)	20,630	oz.	363	7,490
Fazenda Brasileiro	14,738	oz.	622	9,163
Co-product cash cost of sales				$135,066
Add (deduct):
- Inventory and other non-cash adjustments				10,757
- Chapada concentrate treatment and refining charges				(5,863)
- Other commercial costs				2,070
- Overseas freight for Chapada concentrate				3,113

Cost of sales excluding depletion, depreciation and amortization (ii)				$145,143

(i)                                  Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

(ii)                              Excludes 12.5% of Alumbrera, which is accounted for as an equity investment.

Adjusted Earnings were $73.2 million, or $0.10 per share, in the first quarter of 2010 compared with $65.0 million, or $0.09 per share, in the same quarter of 2009. Higher Adjusted Earnings were mainly due to an increase in revenues from higher gold and copper prices.  Additionally, Adjusted Earnings was impacted by a realized gain of $23.3 million in the prior year compared to a loss of $5.2 million in the current quarter, higher income tax expense and a decrease in amount of interest costs capitalized in the first quarter of 2010 compared with the same period of 2009.

Earnings from continuing operations for the first quarter were $72.2 million compared with $82.5 million in the same quarter in 2009. Net earnings were $79.5 million compared with $86.0 million in the same quarter in 2009. Earnings per share were $0.11 on a basic and diluted basis for the first quarter of 2010, compared with basic and diluted earnings per share of $0.12 for the same quarter in 2009. Net earnings were lower principally due to a decrease in non-cash foreign exchange gains of $76.9 million offset by an increase in operating earnings of $47.8 million. In addition to the impacts to Adjusted Earnings, net earnings were impacted by foreign exchange and unrealized losses on derivatives.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $69.7 million, a 52% increase from $45.8 million in the first quarter of 2009. Increase in DDA was mainly due to the additional DDA related to Gualcamayo and the completion of various expansionary projects. Average DDA was $270 per GEO sold for the quarter representing a 25% increase over $216 per GEO sold in the same quarter of 2009. Average DDA was $0.20 per pound of copper sold in the quarter compared with $0.15 per pound of copper sold in the first quarter of 2009.

General and administrative expenses increased to $24.0 million, compared with $15.6 million in the first quarter of 2009 reflecting strengthening of the local currency, accruals of contributions into employee benefit plans and the general and administrative expenses incurred at Gualcamayo that were capitalized in the first quarter of 2009 during its commissioning period. Interest and financing expenses net of investment income or other business expense for the quarter was $16.0 million, compared with $3.8 million in the first quarter of 2009. Interest and financing expenses for the comparative period were capitalized in respect to the construction at Gualcamayo and would not have contributed to interest and financing costs in the prior year’s quarter.

Foreign exchange gains of $3.7 million compared with gains of $80.5 million in the first quarter of 2009. Exchange rates for the currencies of Brazil and Chile, where the Company’s key mining operations are located, against the United States Dollar were at a low point in early 2009 amid the worldwide economic crisis; the low exchange rates of these currencies contributed gains to earnings in the first quarter of 2009. Exchange rates were more stable in 2010 relative to the same period of last year.

Realized and unrealized losses on derivatives were $0.6 million in the quarter versus net losses of $23.8 million in the same quarter of 2009, which was mainly driven by the volatility of copper prices on forward contracts settled and held during the comparative period.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $11.7 million for the quarter, compared with earnings of $7.0 million attributable to the Company in the quarter ended March 31, 2009. During the quarter, the Company received a total of $12.5 million of cash dividends from Alumbrera compared to $0.4 million in the first quarter of 2009.

Included in Investment and other business (loss) income and Adjusted Earnings is other non-recurring loss of $1.1 million recorded in the quarter as the result of damages suffered by Minera Florida from the February 27 earthquake in Chile.

Cash flows from continuing operations after changes in non-cash working capital was a $125.7 million inflow for the first quarter compared with a $56.8 million inflow for the same quarter in 2009. The increase in cash flows from continuing operations after changes in non-cash working capital was primarily due to increases in gold and copper prices resulting in higher revenues, including positive pricing adjustments on concentrate sales and contribution of the new Gualcamayo Mine and increased production at El Peñón. Cash flows from financing activities also increased as a result of $74.0 million received on the exercise of warrants versus nil in 2009.

Net earnings for the quarter included earnings of $7.4 million from discontinued operations relating to São Francisco and São Vicente. Closing of the sale of these non-core mines occurred subsequent to the end of the first quarter.

The table below presents selected quarterly financial and operating data:

(In thousands of United States Dollars except per share amounts)	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009

Financial results
Revenues (ii)	$346,341	$399,825	$333,179	$236,710
Mine operating earnings	$129,911	$184,341	$136,419	$81,558
Earnings from continuing operations	$72,187	$53,458	$54,446	$21,400
Net Earnings for the period	$79,539	$36,175	$60,823	$9,641
Adjusted Earnings (iv)	$73,206	$100,863	$84,682	$95,558
Cash flows from operating activities of continuing operations	$125,671	$211,206	$144,249	$115,824
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$137,830	$155,225	$167,741	$104,635
Cash flows to investing activities of continuing operations	$(116,891)	$(90,532)	$(152,160)	$(123,001)
Cash flows (to) from financing activities of continuing operations	$41,465	$(10,578)	$(28,212)	$2,559

Per share financial results
Earnings per share from continuing operations
Basic	$0.10	$0.07	$0.07	$0.04
Diluted	$0.10	$0.07	$0.07	$0.04

Earnings per share
Basic	$0.11	$0.05	$0.08	$0.01
Diluted	$0.11	$0.05	$0.08	$0.01

Adjusted Earnings per share
Basic	$0.10	$0.14	$0.12	$0.13
Diluted	$0.10	$0.14	$0.12	$0.13

Financial Position
Cash and cash equivalents	$221,983	$170,070	$97,498	$93,102
Total assets	$9,761,649	$9,707,260	$9,550,270	$9,421,659
Total long-term liabilities	$2,823,719	$2,589,460	$2,445,613	$2,368,298

Production
Commercial GEO - continuing operations (v)	239,838	289,456	269,191	217,162
Commissioning GEO produced- continuing operations (iii)	—	—	—	24,347
GEO - discontinued operations (i)	33,236	35,796	45,516	48,065
Total GEO produced	273,074	325,252	314,707	289,574
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	226,083	277,912	259,359	201,533

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$423	$366	$350	$362

Chapada concentrate production (tonnes)	51,659	63,990	62,783	61,785

Chapada copper contained in concentrate production (millions of lbs)	29.7	37.0	36.3	35.6
Chapada co-product cash costs per pound of copper	$1.24	$1.05	$1.07	$0.91

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	11.8	10.8	7.6	10.9
Alumbrera co-product cash costs per lb of copper	$0.89	$1.23	$1.52	$1.83
Alumbrera (12.5% interest) concentrate production (tonnes)	19,961	18,711	13,414	18,733

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	190,666	238,438	216,273	196,096
Commercial gold ounces produced	190,666	238,438	216,273	171,749
Silver ounces produced (millions of ounces)	2.7	2.8	2.9	2.5

Sales
Commercial gold sales - continuing operations (ounces)	197,598	232,923	215,138	161,388
Commissioning gold sales (ounces)	—	—	—	24,698
Gold sales - discontinued operations (ounces)	36,664	35,941	40,601	44,187
Total gold sales (ounces)	234,262	268,864	255,739	230,273
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	187,342	222,008	203,947	145,695

Chapada concentrate sales (tonnes)	51,795	63,646	65,693	67,291
Chapada payable copper contained in concentrate sales (millions of lbs)	29.1	34.6	36.2	34.2
Silver sales (millions of ounces)	2.7	2.9	2.8	2.4
Average realized gold price per ounce (ii)	$1,114	$1,095	$962	$922
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.25	$3.18	$2.74	$2.06
Average realized silver price per ounce (ii)	$17.07	$17.47	$14.97	$14.03

(In thousands of United States Dollars except per share amounts)	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008

Financial results
Revenues (ii)	$213,600	$87,831	$221,620	$313,081
Mine operating earnings	$65,180	$(59,056)	$57,960	$170,496
Earnings from continuing operations	$82,466	$219,974	$163,479	$38,239
Net earnings for the period	$85,993	$179,367	$150,200	$42,086
Adjusted Earnings (iv)	$65,027	$12,350	$31,503	$102,702
Cash flows from operating activities of continuing operations	$56,747	$79,769	$56,654	$107,471
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$68,018	$34,801	$100,319	$177,165
Cash flows to investing activities of continuing operations	$(104,223)	$(122,968)	$(110,498)	$(128,966)
Cash flows (to) from financing activities of continuing operations	$(28,726)	$93,754	$(53,897)	$47,662

Per share financial results
Earnings per share from continuing operations
Basic	$0.11	$0.31	$0.23	$0.06
Diluted	$0.11	$0.31	$0.23	$0.05

Earnings per share
Basic	$0.12	$0.25	$0.21	$0.06
Diluted	$0.12	$0.25	$0.21	$0.06

Adjusted Earnings per share
Basic	$0.09	$0.02	$0.05	$0.15
Diluted	$0.09	$0.02	$0.04	$0.15

Financial position
Cash and cash equivalents	$91,816	$167,765	$125,635	$238,377
Total assets	$9,323,552	$9,337,353	$9,222,513	$10,151,232
Total long-term liabilities	$2,347,353	$2,419,639	$2,616,938	$3,588,874

Production
Commercial GEO - continuing operations (v)	205,038	218,069	205,521	228,210
Commissioning GEO produced (ii)	20,483	—	—	—
GEO - discontinued operations (i)	45,961	36,705	29,885	29,288
Total GEO produced	271,482	254,774	235,406	257,498
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	189,293	197,155	194,060	214,588

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$347	$364	$417	$292

Chapada concentrate production (tonnes)	60,382	$65,728	$61,737	$63,702

Chapada copper contained in concentrate production (millions of lbs)	35.0	36.8	34.9	36.6
Chapada co-product cash costs per pound of copper	$0.93	$0.90	$1.19	$0.98

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	10.2	15.6	9.5	9.5
Alumbrera co-product cash costs per lb of copper	$1.44	$1.10	$1.80	$2.44
Alumbrera (12.5% interest) concentrate production (tonnes)	18,010	18,024	16,717	15,337

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	184,458	173,915	159,891	173,769
Commercial gold ounces produced	163,975	173,915	159,891	173,769
Silver ounces produced (millions of ounces)	2.3	2.4	2.5	2.8

Sales
Commercial gold sales - continuing operations (ounces)	160,187	152,634	154,962	180,703
Gold sales - discontinued operations (ounces)	43,922	34,018	30,419	27,133
Commissioning gold sales (ounces)	16,600	—	—	—
Total gold sales (ounces)	220,709	186,652	185,381	207,836
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	145,368	131,991	142,923	166,017

Chapada concentrate sales (tonnes)	65,211	59,233	61,133	62,189
Chapada payable copper contained in concentrate sales (millions of lbs)	32.4	30.1	33.4	35.2
Silver sales (millions of ounces)	2.4	2.2	2.3	2.9
Average realized gold price per ounce (ii)	$906	$789	$861	$893
Average realized copper price per pound (excluding derivative contracts) (ii)	$1.53	$1.59	$3.45	$3.81
Average realized silver price per ounce (ii)	$12.59	$10.20	$14.56	$17.20

(i)                                  Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. First-quarter results of San Andrés are not included as the sale of it was closed in 2009.

(ii)                              Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)                          Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)                            A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)                                Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1) which is a long-term historical average of prices and is used and presented solely for quarter-over-quarter comparative purposes.

5.             MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF QUARTERLY OPERATING RESULTS

Production from continuing operations was 239,838 GEO for the quarter, including the Company’s proportionate interest in production from the Alumbrera Mine of 13,755 GEO. This represents a 17% increase compared with production from continuing operations of 205,038 GEO for the comparative quarter ended March 31, 2009. First-quarter production takes into account heavy rainfall in Brazil, mining lower-grade material and disruption of production to Minera Florida caused by the Chilean earthquake. Expected production of 2010 remains in line with previous guidance and is consistent with previous years whereby production is expected to ramp up quarter over quarter during the year.

By-product cash costs (a non-GAAP measure, see Section 6) from continuing operations including Alumbrera averaged $86 per GEO and excluding Alumbrera were $161 per GEO, compared with $356 per GEO and $409 per GEO, respectively, in the first quarter of 2009 when by-product credit from copper was negative due to significant metal price adjustments as a result of depressed copper prices. By-product credit from copper increased due to favourable realized price of copper, which averaged $3.25 a pound in the first quarter, representing an increase of more than 110% compared with the average realized price in the first quarter of 2009. By-product cash costs for the year are expected to be in line with previous guidance.

Realized grades and strengthening of local currencies also led to an increase in co-product cash costs. Co-product cash costs (a non-GAAP measure, see Section 6) from continuing operations including Alumbrera were $423 per GEO and excluding Alumbrera were $434 per GEO for the quarter, compared with $347 per GEO and $351 per GEO, respectively, for the first quarter of 2009. The Company has taken several cost-control initiatives with benefits expected to materialize at all mines principally at Jacobina and Gualcamayo in the second quarter. Despite the strengthening of the exchange rates for the Brazilian Real and Chilean Peso against the United States Dollar, unit cash costs are expected to decrease due to these cost-control initiatives and as production returns to higher levels. Co-product cash costs for the year are expected to be in line with previous guidance.

Copper production for the quarter ended March 31, 2010 was 29.7 million pounds from the Chapada Mine, compared with 35.0 million pounds for the first quarter of 2009. Additionally, 11.8 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 10.2 million pounds for the quarter ended March 31, 2009. Total copper production for the first quarter was 41.5 million pounds. The first-quarter production at Chapada is typically the lowest quarter for the year and the unusual heavy rainfall during the current rainy season compounded the negative effect on production. Chapada copper production for the year is expected to be in excess of 150 million pounds.

Co-product cash costs per pound of copper were $1.24 for the quarter from the Chapada Mine. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.14 per pound.

Total production of GEO for the first quarter of 2010 with comparatives is summarized below:

For the three months ended (In GEO)	March 31, 2010	March 31, 2009
Production from:
Commercial - continuing operations excluding Alumbrera	226,083	189,293
Discontinued operations	33,236	45,961
Alumbrera (12.5% interest)	13,755	15,745
Commissioning of Gualcamayo	—	20,483

Total production	273,074	271,482

The following table summarizes the production from continuing operations by mine for the first quarter of 2010 with comparatives:

	March 31, 2010		March 31, 2009
For the three months ended	GEO	Co-product Cash Costs per GEO ($) (i)	GEO	Co-product Cash Costs per GEO ($) (i)
Chapada	27,794	346	38,552	276
El Peñón (ii)	108,437	384	84,351	366
Jacobina	25,022	687	27,078	400
Gualcamayo (iii)	29,462	443	n/a	n/a
Minera Florida (ii)	20,630	363	19,302	358
Fazenda Brasileiro	14,738	622	20,010	361
Total commercial production from continuing operations excluding Alumbrera	226,083	434	189,293	351
Alumbrera (12.5% interest)	13,755	245	15,745	297

Total commercial production from continuing operations	239,838	423	205,038	347

(i)                                  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)                              First-quarter 2010 gold production: El Peñón —  60,977 ounces (Q1, 2009 — 46,079 ounces); Minera Florida —  18,918 ounces (Q1, 2009 — 16,511 ounces), and silver production: El Peñón —  2.6 million ounces (Q1, 2009 — 2.1 million ounces); Minera Florida —  0.1 million ounces (Q1, 2009 — 0.2 million ounces).

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1), which is used and presented solely for quarter-over-quarter comparative purposes.

(iii)                          The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

CHAPADA MINE

	Three months ended
Operating Statistics	March 31, 2010	March 31, 2009

Production
Concentrate (tonnes)	51,659	60,382
Gold contained in concentrate production (ounces)	27,794	38,552
Copper contained in concentrate (millions of pounds)	29.7	35.0
Co-product cash costs per oz of gold produced (i)	$346	$276
Co-product cash costs per lb of copper produced (i)	$1.24	$0.93
By-product cash costs per oz of gold produced (i)	$(1,876)	$559

Ore mined (tonnes)	3,743,891	4,074,459
Ore processed (tonnes)	4,318,621	4,352,033
Gold ore grade (g/t)	0.34	0.38
Copper ore grade (%)	0.36	0.41

Concentrate grade - gold (g/t)	16.76	19.86
Concentrate grade - copper (%)	26.10	26.28
Gold recovery rate (%)	60.0	71.5
Copper recovery rate (%)	85.5	88.7

Sales (ii)
Concentrate (tonnes)	51,795	65,211
Payable gold contained in concentrate (ounces)	27,557	24,636
Payable copper contained in concentrate (millions of pounds)	29.1	32.4

Depletion, depreciation and amortization per gold ounce sold	$69	$87
Depletion, depreciation and amortization per copper pound sold	$0.20	$0.15

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)          Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 27,794 ounces of gold contained in concentrate in the quarter, compared with 38,552 ounces of gold in concentrate in the first quarter of 2009. Production of copper at Chapada was 29.7 million pounds in the first quarter, compared with 35.0 million pounds of copper contained in concentrate during the comparable period in 2009.

Lower gold and copper production was mainly due to decreases in tonnage of ore mined and tonnage of ore processed compared with the same quarter of 2009. Mine operations in the first quarter would normally be expected to be lower than in subsequent quarters as a result of the rainy season. Mine operations were also impacted by unusually heavy rainfall in the first quarter, which hampered movement of equipment, making access to the mine difficult and resulting in a decrease of ore mined compared to the first quarter of 2009. Production in the second and third quarter of 2010 is expected to be at higher levels as the rainy season dissipates similar to trends seen in 2009. In the first quarter, the Company also began operating the new fleet of large trucks. Operating efficiency will develop over time with experience operating the large new trucks. Recovery rate is also expected to increase during the year.

Total production at Chapada for 2010 is expected to be between 140,000 and 155,000 ounces of gold and over 150 million pounds of copper consistent with prior guidance.

Co-product cash costs for the quarter were $346 per gold ounce and $1.24 per pound of copper which compared with $276 per gold ounce and $0.93 per pound of copper for the same quarter of 2009. Higher co-product costs are mostly due to comparatively lower production and appreciation of the Brazilian Real although consistent with the Company’s expectations for the first quarter. Associated overseas transportation costs were approximately $3.1 million for first quarter of 2010 compared to $4.1 million in the comparative period in 2009. The Company has hedged approximately 65% of currency exposure related to operating expenses of 2010 to 2012 at Chapada as of the first quarter of 2010.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $122 million. Revenue includes positive mark-to-market adjustments of $3.6 million. Final and provisional pricing-quantity settlements in the quarter were positive $7.0 million ($6.8 million — metal price adjustment, $0.2 million — metal quantity adjustment), representing an increase in revenue from increasing copper prices during the quarter compared to the fourth quarter of 2009.

EL PEÑÓN MINE

	Three months ended
Operating Statistics	March 31, 2010	March 31, 2009

Production
Gold equivalent (ounces)	108,437	84,351
Gold production (ounces)	60,977	46,079
Silver production (ounces)	2,610,289	2,104,949
Cash costs per gold equivalent ounce produced (i)	$384	$366

Ore mined (tonnes)	328,493	301,377
Ore processed (tonnes)	367,509	312,237

Gold ore grade (g/t)	5.64	5.05
Silver ore grade (g/t)	253.31	239.00

Gold recovery rate (%)	90.4	90.6
Silver recovery rate (%)	86.3	87.3

Sales
Gold sales (ounces)	60,227	51,346
Silver sales (ounces)	2,558,164	2,355,568

Depletion, depreciation and amortization per gold equivalent ounce sold	$305	$268

(i)                  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced 108,437 GEO during the first quarter, consisting of 60,977 ounces of gold and 2.6 million ounces of silver, compared with 84,351 GEO, which consisted of 46,079 ounces of gold and 2.1 million ounces of silver produced in the first quarter of

2009. This represents a 29% increase quarter-over-quarter in 2010 versus 2009 production on a GEO basis. Higher comparative production is mostly due to accelerated development work which led to production from newer veins and the completion of the plant upgrade. The Company has taken control over the mining of ore from the previous contractor and has been able to gain better control over grade and ore availability. This has led to a 12% improvement of gold ore grade from 5.05 g/t in the first quarter of 2009 to 5.64 g/t in the first quarter of this year. Expansion of the plant has also allowed the Company to increase throughput by 18% compared to the first quarter of last year. Plant expansions included the installation of a grinding mill in the fourth quarter of 2009 to increase plant-throughput to a capacity of 4,300 tonnes per day. Upgrades were also performed in the plant in order to maintain high sustainable recoveries.

The transition to owner-mining has progressed according to plan and was completed during the quarter. Owner-mining allows the Company to better match equipment to the size of the veins and enables the Company to mine ore from narrower veins. The Company spent $48.9 million in the acquisition of physical assets and workforce relating to a servicing contract from the previous contractor in the transition to owner-mining.

Cash costs were $384 per GEO in the quarter ended March 31, 2010, compared with $366 per GEO in the first quarter in 2009, representing a 5% increase quarter-over-quarter despite a stronger Chilean Peso in the prior year. The average exchange rate of Chilean Peso for the first quarter appreciated 11% compared to last year, which contributed in the additional cost. The Company continues to review its cost structure to manage its controllable cost factors.

The Company continues to take measures to improve grade control and dilution, increase capacity and develop newer higher-grade veins. Production for 2010 is expected to be in the range of 400,000 to 420,000 GEO consistent with prior guidance with modest variations quarter-over-quarter although costs are expected to improve as efficiencies derived from owner-mining are recognized. Grade is also expected to improve throughout 2010 with a significant increase in the fourth quarter of 2010 and into 2011 as the development of Bonanza, which is part of the North Block area in El Peñón, is completed and begins to contribute to production. The Company undertook a plan to maintain productivity initially and assess cost improvements throughout 2010 after completion of the transition process. A review of cost improvements is now in progress.

The Company continues to evaluate further optimization strategies at El Peñón to increase production from current levels. Recent plant expansions and resource contributions from the newly discovered high grade vein systems, Pampa Augusta Victoria, will further support this objective.

JACOBINA MINE

	Three month ended
Operating Statistics	March 31, 2010	March 31, 2009

Production
Gold production (ounces)	25,022	27,078

Cash costs per ounce produced (i)	$687	$400

Ore mined (tonnes)	488,865	469,942
Ore processed (tonnes)	488,865	456,587

Gold grade (g/t)	1.73	2.03

Gold recovery rate (%)	91.9	90.7

Sales
Gold sales (ounces)	26,249	30,700

Depletion, depreciation and amortization per gold ounce sold	$357	$265

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was  25,022 ounces of gold in the first quarter, compared with production of 27,078 ounces of gold in the first quarter of 2009 due to a planned decline in grade. Continuous improvement in mine planning, expansion and optimization of the processing plant and milling capacity, increased development work and increased number of working stopes are expected to improved performance despite a decline in average grade. Production expectations for the year remain consistent with previous guidance.

The recovery rate at Jacobina for the first quarter was 91.9% compared to 90.7% for the first quarter of 2009. The Company continues to modify the leaching cycle in order to improve recoveries, which have trended upwards since the start-up of higher throughput levels.

Cash costs averaged $687 per ounce of gold for the first quarter due to anticipated lower grade compared with $400 per ounce of gold in the first quarter of 2009. The Company has undertaken a program of cost improvement that should see reductions in cash costs throughout the year.

Cost control and productivity improvement measures are underway.

GUALCAMAYO MINE

	Three months ended
Operating Statistics	March 31, 2010	March 31, 2009

Production
Commercial gold production (ounces)	29,462	—
Commissioning gold production (ounces)	—	20,483
Cash costs per ounce produced (i)	$443	$—

Ore mined (tonnes)	1,788,093	—
Ore processed (tonnes)	1,786,251	—

Gold grade (g/t)	0.68	—
Gold recovery rate (%)	92.6	—

Sales
Gold sales (ounces)	36,142	—

Depletion, depreciation and amortization per gold ounce sold	$240	$—

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 29,462 ounces of gold in the first quarter, representing a 44% increase when compared with production in the first quarter of 2009. Cash costs were $443 per ounce of gold for the first quarter. There are no comparable cash costs for the corresponding period of last year as the mine was in commissioning and the costs were capitalized.

Grade in the quarter was lower than reserve grade as the Company accessed lower grade benches while completing waste removal for access to higher grade benches during the year. Production levels have increased in April with gold grade improved to a level consistent with the reserve grade. This is expected to continue throughout the year and cash costs are expected to be below $400 per ounce for the second quarter. With improved efficiency and utilization with the new fleet, the Company expects Gualcamayo will reach the planned levels of production in the remainder of the year. Both tonnage and grade are expected to increase throughout the year. Production expectations for the year remain at 165,000 to 180,000 ounces consistent with prior guidance.

Current production includes only ounces produced from the main Quebrada del Diablo (“QDD”) open pit operation. The Company plans to upgrade the current plant capacity by increasing throughput to 1,500 tonnes per hour and increasing the ADR plant flow rate. A study on these initiatives is underway.

QDD Lower West feasibility study results are expected in the second half of 2010. A prior feasibility study indicated a contribution to production from QDD Lower West of 90,000 additional ounces per year. The Company has undertaken an evaluation to determine the process in accelerating the development of and production from QDD Lower West.

MINERA FLORIDA MINE

	Three months ended
Operating Statistics	March 31, 2010	March 31, 2009

Production
Gold equivalent (ounces)	20,630	19,302
Gold production (ounces)	18,918	16,511
Silver production (ounces)	94,151	153,504

Cash costs per gold equivalent ounce produced (i)	$363	$358

Ore mined (tonnes)	161,934	174,338
Ore processed (tonnes)	152,631	158,028

Gold grade (g/t)	4.38	3.97
Silver ore grade (g/t)	25.20	46.00

Gold recovery rate (%)	84.0	81.8
Silver recovery rate (%)	67.2	66.6

Sales
Gold sales (ounces)	18,682	14,383
Silver sales (ounces)	160,933	39,339

Depletion, depreciation and amortization per gold equivalent ounce sold	$355	$225

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced 20,630 GEO in the current quarter compared with 19,302 GEO in the first quarter of 2009. Production has been increasing steadily since the completion of the expansion project in early 2009. Mining and processing at Minera Florida were interrupted as a result of the earthquake in Chile. Mining operations resumed in the second half of March essentially reaching full capacity by end of March. Prior to the earthquake, Minera Florida was on track to achieve the higher end of 2010 production guidance. Production for the year is still expected to remain in guidance.

Cash costs for the first quarter were $363 per GEO, which is consistent with $358 per GEO in the same quarter in 2009.

In addition, the mine produced 1,433 tonnes of zinc in the quarter compared with 1,089 tonnes of zinc in the three-month period ended March 31, 2009. Zinc is accounted for as a by-product.

The Company expects to produce approximately 100,000 to 125,000 GEO at Minera Florida in 2010, an increase of up to 35% from 2009 production levels, reflecting the first full year of production following the expansion. Previous guidance is maintained with an additional 40,000 ounces of gold expected to be produced at Minera Florida from the tailings reprocessing project beginning in 2012.

OTHER MINES

The following table presents key operating data for the other continuing mining operations:

	Three months ended
Operating Statistics	March 31, 2010	March 31, 2009

FAZENDA BRASILEIRO
Production
Gold production (ounces)	14,738	20,010
Cash costs per ounce produced (i)	$622	$361
Ore mined (tonnes)	294,945	281,641
Ore processed (tonnes)	281,579	285,156
Gold grade (g/t)	1.84	2.36
Gold recovery rate (%)	87.3	92.1

Sales
Gold sales (ounces)	18,485	24,303

Depletion, depreciation and amortization per gold ounce sold	$208	$127

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	19,961	18,010
Gold production (ounces)	2,042	2,170
Gold production in concentrate (ounces)	11,713	13,575
Total gold (ounces)	13,755	15,745
Copper contained in concentrate (millions of pounds)	11.8	10.2
Co-product cash costs per ounce of gold produced (i)	$245	$297
Co-product cash costs per pound of copper produced (i)	$0.89	$1.44
By-product cash costs per ounce produced (i)	$(1,142)	$(266)
Ore mined (tonnes)	753,629	726,330
Gold ore grade (g/t)	0.51	0.60
Copper ore grade (%)	0.54	0.51
Gold recovery rate (%)	72.2	73.2
Copper recovery rate (%)	84.7	81.5

Sales
Gold sales (ounces)	8,397	12,155
Gold doré sales (ounces)	1,859	2,664
Total gold sales (ounces)	10,256	14,819
Payable copper contained in concentrate (millions of pounds)	8.2	8.7

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

The Fazenda Brasileiro Mine produced 14,738 ounces of gold in the quarter compared with 20,010 ounces of gold in the quarter ended March 31, 2009. Lower production was mainly due to lower gold grade and recovery rate. Production expectations for the year remain consistent with previous guidance although there will be variations quarter-over-quarter.

As Fazenda Brasileiro reaches the end of its known mine life based on mineral reserves, exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which the Company believes represent significant potential to increase the mine life with higher-grade ore from these areas.

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in the Alumbrera Mine of $11.7 million for the three months ended March 31, 2010, compared with earnings of $7.0 million for the same quarter of 2009. The Company received $12.9 million in cash distribution during quarter compared to $0.4 million for the comparative quarter.

NON-CORE MINE DISPOSITIONS

On July 17, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration of approximately $265.0 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil.

The transaction was structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition relating to the sale of San Andrés in Honduras closed on August 25, 2009. The Company did not record a material gain or loss on closing of this transaction. The second disposition, which relates to the sale of São Francisco and São Vicente, was closed subsequent to the end of the first quarter. The transaction is subject to customary closing conditions.

Readers are encouraged to read Note 3 to the Consolidated Financial Statements for the period ended March 31, 2010, for selected financial information relating to the disposition.

Both the São Francisco and São Vicente mines experienced heavier rainfall than normal during the quarter. A total of 19,399 ounces of gold were produced from São Francisco in the quarter, compared with 20,223 ounces of gold in the quarter ended March 31, 2009. Cash costs were $933 per ounce in the quarter compared to $619 per ounce in the three-month period ended March 31, 2009.

São Vicente was commissioned on September 1, 2009. Total production from the mine was 13,837 for the three-month period ended March 31, 2010. Commissioning production in the first quarter of 2009 was 11,140 ounces of gold. Cash costs were $743 per ounce.  There were no comparable cash costs for the corresponding period of last year as the mine was in commissioning and the costs were capitalized.

Financial results from these mines are excluded from mine operating earnings and reflected under earnings from discontinued operations in the Statement of Operations.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce,” “Co-product cash costs per pound of copper,” “By-product cash costs per gold equivalent ounce,” “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share,” “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of cost of sales per the financial statements to co-product cash costs per GEO produced from continuing operations

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2010	2009	2010	2009
Cost of sales (i) (iii)	$145,143	$102,032	$642	$540

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRCs) (ii)	(32,032)	(25,503)	(142)	(135)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,032	1,810	5	10
Inventory movements and adjustments	(10,757)	(6,363)	(48)	(34)
Commercial selling costs	(5,182)	(5,593)	(23)	(30)
Total GEO co-product cash costs (excluding Alumbrera)	$98,204	$66,383	$434	$351
Minera Alumbrera (12.5% interest) GEO cash costs	3,365	4,975	245	297
Total GEO co-product cash costs (iii)	$101,569	$71,358	$423	$347
GEO produced excluding Alumbrera	226,083	189,293
Commercial GEO produced including Alumbrera	239,838	205,038

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 25-30% gold. TCRCs are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to co-product cash costs per pound of copper produced from continuing operations

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended March 31,	2010	2009	2010	2009
Cost of sales (i) (iii)	$145,143	$102,032	$4.88	$2.91

Adjustments:
GEO related cash costs (excluding related TCRCs) (ii)	(97,172)	(64,495)	(3.27)	(1.84)
Treatment and refining costs (TCRC) related to Chapada copper	4,831	7,037	0.16	0.20
Inventory movements and adjustments	(10,757)	(6,363)	(0.36)	(0.18)
Commercial selling costs	(5,182)	(5,593)	(0.17)	(0.16)
Total copper co-product cash costs (excluding Alumbrera)	$36,863	$32,618	$1.24	$0.93
Minera Alumbrera (12.5% interest) copper cash costs	10,467	14,672	0.89	1.44
Total copper co-product cash costs (iii)	$47,330	$47,290	$1.14	$1.04
Copper produced excluding Alumbrera (millions of lbs)	29.7	35.0
Copper produced including Alumbrera (millions of lbs)	41.5	45.2

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 25-30% gold.  TCRCs are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO produced from continuing operations

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2010	2009	2010	2009
Cost of sales (i)	$145,143	$102,032	$642	$540

Adjustments:
Chapada treatment and refining costs related to gold and copper	5,863	8,847	26	47
Inventory movements and adjustments	(10,757)	(6,363)	(48)	(34)
Commercial selling costs	(5,182)	(5,593)	(23)	(30)
Chapada copper revenue including copper pricing adjustment	(98,650)	(21,567)	(436)	(114)
Total GEO by-product cash costs (excluding Alumbrera)	$36,417	$77,356	$161	$409
Minera Alumbrera (12.5% interest) by-product cash costs	(15,708)	(4,456)	(1,142)	(283)
Total GEO by-product cash costs (i)	$20,709	$72,900	$86	$356
Commercial GEO produced excluding Alumbrera	226,083	189,293
Commercial GEO produced including Alumbrera	239,838	205,038

(i)                      Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, and (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

CASH FLOWS FROM CONTINUING OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL

The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Three months ended
	March 31, 2010	March 31, 2009
Cash flows from operating activities of continuing operations	$125,671	$56,746

Adjustments:
Net change in non-cash working capital	12,159	11,272

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$137,830	$68,018

GROSS MARGIN

The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization. It may be expressed in terms of percentage of revenues, both in total amount or on a per-GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Three months ended
	March 31, 2010	March 31, 2009
Revenues	$346,341	$213,600
Cost of sales excluding depletion, depreciation and amortization	(145,143)	(102,032)

Gross margin	$201,198	$111,568
Gross margin as % of revenues from continuing operations	58%	52%
GEO sold (excluding Alumbrera)	239,069	222,008
Gross margin per GEO Sold	$842	$503

7.             LIQUIDITY AND CAPITAL RESOURCES

In the near term, the Company expects its liquidity to be positively impacted by higher forecasted production levels, high gold prices, stable demand for precious metals and the rebound of the global economy. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from continuing operations:

	As at
(In thousands of United States Dollars)	March 31, 2010	December 31, 2009
Cash	$221,983	$170,070
Working capital	$323,100	$260,337

	Three months ended
(In thousands of United States Dollars)	March 31, 2010	March 31, 2009
Cash flows
Cash flow from operating activities of continuing operations	$125,671	$56,746
Cash flow from operating activities of continuing operations before changes in working capital items	137,830	68,018
Cash flow from (to) financing activities of continuing operations	41,465	(28,726)
Cash flow to investing activities of continuing operations	$(116,891)	$(104,223)

Cash and cash equivalents as at March 31, 2010, were $222.0 million, compared to $170.1 million as at December 31, 2009. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management Strategy. Factors that are monitored include, but are not limited to, the market price of gold and copper, production levels, operating cash costs, capital costs, exploration and discretionary expenditures. Working capital was $323.1 million as at March 31, 2010, compared to $260.3 million as at December 31, 2009.

Receivables at the end of the period were $77.7 million, compared with $102.1 million as at December 31, 2009. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS OF CONTINUING OPERATIONS

In the first quarter of 2010, cash flows to operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 6) were $137.8 million, compared with $68.0 million in the same quarter of 2009. Cash inflows from continuing operations after taking into effect changes in working capital items for the quarter were $125.7 million, compared to inflows of $56.7 million for the comparative quarter ended 2009. Cash flows from operating activities were higher due to higher gold prices and increased production.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash inflows from financing activities of continuing operations for the year ended December 31, 2009 were $41.5 million, compared to cash outflows of $28.7 million in 2009 and included the following:

•                  $74.0 million received from the exercise of options and warrants;

•                  Dividends paid of $7.3 million; and

•                  Long-term debt repayment of $25.0 million

As at December 31, 2009, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows to investing activities of continuing operations were $116.9 million (March 31, 2009 — $104.2 million) for the quarter of which approximately $23.1 million relates to expenditures on property, plant and equipment, $54.0 million to mineral properties and $48.9 million to the acquisition of intangible assets relating to the Gardilcic acquisition during the quarter. These outflows are comparable to prior year’s expenditures, outlining management’s intent to develop and expand existing assets and create new mines. The rate of spending on capital expenditures is expected to increase during the year, with annual capital expenditures expected to be approximately $515 million during 2010.

The following is a summary of capital expenditures by mine:

	Three months ended
(In thousands of United States Dollars)	March 31, 2010	March 31, 2009

Gualcamayo	$15,398	$38,282
Jacobina	9,876	13,019
El Peñón (i)	61,218	16,342
Minera Florida	8,105	7,677
Chapada	11,742	14,315
Mercedes	5,156	4,948
Fazenda Brasileiro	4,705	937
Pilar	7,038	3,068
Agua Rica	912	1,272
Other	2,295	(2,677)
Total capital expenditures on continuing operations (ii)	$126,445	$97,183

(i)          Includes purchase price of $48.9 million for the business acquisition of the service contract from the previous contractor (Gardilcic) in transition to owner-mining.

(ii)      Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

8.             CAPITALIZATION

Shareholders’ equity as at March 31, 2010, was $6.9 billion compared to $6.6 billion as at March 31, 2009.

The following table sets out the common shares, warrants and options outstanding as at March 31, 2010:

(In thousands)	Actual outstanding as at March 31, 2010	Weighted average year-to-date (i)
Common shares	740,558	736,764
Warrants	4,886	7
Options	5,853	728
Total	751,297	737,499

(i)          The weighted average number of shares excludes anti-dilutive options and warrants.

SHARE CAPITAL

As at March 31, 2010, the Company had 740.6 million (March 31, 2009 — 732.9 million) common shares outstanding. The basic weighted average number of common shares outstanding was 736.8 million (March 31, 2009 — 732.9 million) shares for the quarter ended March 31, 2010.

As of April 30, 2010, the total number of shares outstanding are 740.6 million.

WARRANTS

There were no warrants issued during the quarter. As at March 31, 2010, the Company had a total of 4.9 million (March 31, 2009 — 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$19.08 per share (March 31, 2009 — Cdn$13.73). The expiry date on share purchase warrants is May 2011, with an exercise price of Cdn$19.08. All outstanding warrants were exercisable as at March 31, 2010.  The weighted average remaining life of warrants outstanding is 1.1 years (March 31, 2009 — 1.29 years).

During the quarter, all publicly traded warrants at an average weighted exercise price of Cdn$11.05 matured. The Company issued 7.1 million shares to warrantholders on the exercise of these warrants for cash proceeds of $73.8 million.

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $24.0 million for the period ended March 31, 2010, compared with $15.6 million in 2009.

General and administrative and other expenses were higher for the first quarter of 2010 reflecting strengthening of the local currencies against the United States Dollar, accruals of contributions into employee benefit plans and the general and administrative expenses incurred at Gualcamayo that were capitalized in the first quarter of 2009 during its commissioning period. Most of the general and administrative expenses are incurred in currencies other than the United States Dollar, therefore will vary period-to-period according to exchange rate movements relative to the United States Dollar resulting in increased volatility on the Company’s earnings.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

During the first quarter of 2010, the Company recognized modest foreign exchange gains of $3.7 million. This compares to a foreign exchange gain of $80.5 million for the comparative quarter ended March 31, 2009. The gains arose mainly from foreign exchange movements on future income tax liabilities recognized on business acquisitions. A stronger United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	For the periods ended
	March 31, 2010	March 31, 2009	Variance	December 31, 2009	Variance
Average Exchange Rate
USD-CAD	1.0415	1.2430	-16.2%	1.1417	-8.8%
USD-BRL	1.8091	2.3271	-22.3%	2.0085	-9.9%
USD-ARG	3.847	3.5485	8.4%	3.7385	2.9%
USD-CLP	528.8339	618.5821	-14.5%	569.8881	-7.2%

	As at
	March 31, 2010	March 31, 2009	Variance	December 31, 2009	Variance
Period-end Exchange Rate
USD-CAD	1.0188	1.2496	-18.5%	1.0491	-2.9%
USD-BRL	1.7905	2.3148	-22.6%	1.7343	3.2%
USD-ARG	3.8676	3.7172	4.0%	3.8142	1.4%
USD-CLP	521.728	586.3600	-11.0%	499.7680	4.4%

11.          INVESTMENTS

Investments include $37.9 million (December 31, 2009 — $46.2 million) in available-for-sale securities and $4.0 million (December 31, 2009 — $10.1 million) in other investments. The net change in fair value for the remaining available-for-sale financial instruments for the period ended March 31, 2010 is an unrealized loss of $7.3 million (December 31, 2009 — $21.3 million, gain) reflected in other comprehensive income. In January 2010, the Company sold its MAVII notes for proceeds of $7.5 million and recorded a gain of $57.0 thousand.

12.          INCOME TAXES

The Company recorded an income tax expense of $22.0 million for the quarter ($31.7 million for the first quarter of 2009).  The tax provision reflects a current tax expense of $19.4 million ($6.9 million for the first quarter of 2009) and a future tax expense of $2.6 million ($24.8 million for the first quarter of 2009). The income tax expense for the first quarter as a percentage of net earnings is 26.6% (26.6% for the first quarter of 2009). The expense reflects current taxes in the Company’s Brazilian, Chilean and Argentinean mines. The fluctuation in the tax rate is the result of items such as the mark-to-market on derivatives and foreign exchange.

The tax rate on Adjusted Earnings is summarized as follows:

	March 31, 2010	March 31, 2009
Earnings from continuing operations before income taxes and equity earnings	$82,485	$104,962
Adjustments to earnings (Section 6)	(3,237)	(29,830)
Adjusted Earnings from continuing operations before income taxes and equity earnings	$79,248	$75,132

Income tax expense	$21,950	$29,536
Adjustments to income tax expense (excluding discontinued operations)	(426)	(5,555)
Future tax expense on intercompany debt	3,772	(3,309)
Adjusted income tax expense	$25,296	$20,672

Tax rate on Adjusted Earnings	31.9%	27.5%

Effective tax rate (on GAAP earnings)	26.6%	26.6%

The tax provision for the quarter reflects an accrued foreign exchange loss of $3.8 million (gain of $3.3 million for the first quarter of 2009) in Brazil on United States Dollar-denominated intercompany debt. This is due to the increase in the United States Dollar against the Brazilian Real. The debt is eliminated on consolidation.

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid, and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 14 to the consolidated interim financial statements.

The majority of the future tax liabilities arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase. Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted. The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off or is sold.

The largest components of the future tax liabilities relate to:

(In millions of United States Dollars)
Gualcamayo	$206
Agua Rica	$323
El Peñón	$299
Exploration potential	$586

13.          DERIVATIVES

CURRENCY HEDGING

As at March 31, 2010, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $4.7 million for the three-month period ended March 31, 2010, debited to other comprehensive income and the ineffective portion of $0.9 million taken to income in 2010. Included in cost of sales are currency derivative contracts realized gains in the amount $6.1 million (2009 — $0.6 million)

The following table summarizes the details of the currency hedging program as at March 31, 2010:

(Quantities in thousands)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market Rate as at Mar. 31, 2009

2010	39,102	2.4539	23,940	2.3900	124,747	2.0035	187,789	2.1288	1.7905
2011	63,482	2.0697	47,562	2.0635	147,169	2.0626	258,213	2.0645	1.7905
2012	62,099	2.2322	47,964	2.2282	148,028	2.2350	258,091	2.2331	1.7905
	164,683	2.2127	119,466	2.1884	419,944	2.1013	704,093	2.1410	1.7905

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt. As at March 31, 2010, the Company has a total of $210.5 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income (“OCI”) until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $1.1 million gain for the period ended March 31, 2010, recorded in OCI. The ineffective portion of $0.3 million gain was taken to income. Included in interest and financing expenses are realized losses in the amount of $2.4 million (2009 — $3.5 million) in respect to the interest rate swaps.

At March 31, 2010, the Company’s long-term debt was at fixed rates; hence there is no market risk arising from fluctuations in floating interest rate.

14.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed-upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities that provide access to additional funds, and future operating cash flows.

As at March 31, 2010, the Company is contractually committed to the following amounts in the calendar years:

(In thousands of United States Dollars)	2010	2011	2012	2013	2014	Thereafter	Total

Mine operating/construction and service contracts and other	$176,377	$140,064	$84,024	$68,817	$66,103	$25,577	$560,962
Long-term debt principal repayments (i)	—	—	242,632	—	15,000	255,000	512,632
	$176,377	$140,064	$326,656	$68,817	$81,103	$280,577	$1,073,594

(i)   Excludes interest expense.

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2009. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

17.          GOLD AND COPPER MARKETS

For the quarter ended March 31, 2010, spot gold prices averaged $1,109 per ounce representing an increase of approximately 22% from the comparative period of 2009.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Declining long-term mine supply, steady investment demand, and steady physical demand for small bars, coins and rebounding jewelry demand have all been supportive of a rising gold price. Additionally, gold’s appeal as a hedge against inflation and the United States Dollar has continued to underpin historically high prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended March 31, 2010, spot copper prices averaged $3.29 per pound, representing an increase of 110% compared with the same period in 2009.

Copper prices rebounded strongly since their collapse in late 2008 and early 2009 due to inventory restocking, purchases for strategic stockpiles by Chinese buyers and steady investment demand. Prospects for advancing global growth throughout 2010 have continued to be supportive of copper prices. The Company expects that copper prices will remain well above long-term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards.

18.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration and development expenditures:

	Three months ended
(In millions of United States Dollars)	March 31, 2010	March 31, 2009
Exploration capitalized	$10.2	$5.9
Exploration expensed	6.8	5.0

Total exploration	$17.0	$10.9

The Company has capitalized additional expenditures than expected as a result of more expending on infill drilling and other brownfield project costs versus greenfield project costs.

The following summary highlights key updates from the exploration and development program.

BRAZIL

Chapada

In 2009, the Suruca zone was discovered approximately 6 kilometres northeast of the Chapada mine. Mineralization occurs as disseminated pyrite, sphalerite, galena, tetrahedrite and chalcopyrite in metavolcanic rocks that have been intruded by diorites. During the first quarter of 2010, diamond drilling has continued to extend and better define this mineralization, which has now been traced along more than 800 metres of strike length and widths in excess of 70 metres. Additional drilling in the second and third quarters will be completed before an initial resource estimate, expected in the third quarter of 2010.

Fazenda Brasileiro

Exploration during the first quarter focused on the delineation and extension of the Lagoa do Gato zone discovered in 2009. At Lagoa do Gato, mineralization is hosted at the sheared contact of felsic and mafic volcanics about 5 kilometres east of the current mining operation. An initial resource estimate completed at the end 2009 outlined approximately 150,000 ounces of gold. The mineralization remains open in all directions.

Jacobina

Exploration and infill drilling commenced in February and is concentrated at the Morro do Vento and Canavieiras ore deposits and the Largartixa discovery. The goal in 2010 is to upgrade higher-grade inferred resources to indicated resources for reserve conversion at the Morro do Vento and Canavieiras deposits and complete enough drilling at Largartixa to define its potential. The Largartixa mineralization was discovered in 2009 and has been tested by only four drill holes along a strike length of 800 metres and a dip length of 600 metres to date.

Caiamar

The Caiamar project is located approximately 45 kilometres north of Pilar and was acquired through an Option to Purchase agreement in 2009. The project was previously explored by INCO and was held by a Brazilian family that had exploited gold from some modern underground development. Mineralization is hosted by high-angle shear zones in meta volcanic rocks and is very similar to Pilar in that it is strongly associated with quartz veins and arsenopyrite. The Company is currently confirming the INCO drill results and completing diamond drilling down dip and along strike of the previously defined mineralization. An initial NI 43-101 compliant resource will be completed during the third quarter.

Pilar

Drilling was commenced in March with the objective of growing the current resource down dip and along strike to both the northwest and southwest as mineralization is currently open in those directions. All results were received from the 2009 drill campaign and are being incorporated into a new resource model that will be completed mid-2010.

C1 Santa Luz

The Company continues to conduct development work at C1 Santa Luz. Basic engineering has been completed and detailed engineering is advancing. Permitting and the start-up of mine construction are expected in 2010, with production expected in 2012. During the permitting period, Yamana has undertaken a program to conduct pilot plant tests on metallurgy and recoveries to ensure operational reliability once operations begin.

Ernesto/Pau-a-Pique, Brazil

The Company made a construction decision for the development of Ernesto/Pau-a-Pique based on positive feasibility results. Yamana continues to conduct basic engineering and an exploration tunnel to facilitate drilling in deeper areas where there are further mineral resources.  The Company also continues to conduct additional tests on metallurgy and recoveries.  Permitting is underway and construction is expected to begin in 2010 with production targeted for 2012.

ARGENTINA

Gualcamayo

During the first quarter, exploration focused on the continued delineation of the QDD Lower West deposit. Drilling was being completed from underground with three drills to convert inferred resources to indicated and to extend the deposit further to the west. A second exploration tunnel was commenced from the 3D zone further to the west and will be used to drill the western extension of QDD Lower West in the third quarter. An updated resource for QDD Lower West is to be completed by the fourth quarter of 2010.

Agua Rica

The Company continues to advance its Agua Rica project in Argentina. Agua Rica is a large-scale copper, gold, molybdenum and silver porphyry deposit located in the province of Catamarca in an area with superior infrastructure for mining projects. A feasibility study was completed in 2006 and the initial environmental license for the project was issued in 2009.

The Company has undertaken several optimization initiatives, and as part of these initiatives most recently the Company received an updated mine plan for Agua Rica prepared by an independent engineering consulting firm. Under the revised plan, the project would deliver 870 million tonnes of ore over an estimated mine life of 26.5 years. The new estimate for mineral reserves, which contain approximately 10% more copper and 12% more gold than previously reported and which forms the basis for the new mine plan, is summarized as follows:

	Tonnes	Cu Grade	Au Grade	Mo Grade	Ag Grade
	(000s)	(%)	(g/t)	(%)	(g/t)
Proven	380,236	0.569	0.257	0.032	3.91
Probable	489,301	0.44	0.213	0.03	3.52
Total	869,537	0.496	0.232	0.031	3.69

This reserve estimate is based on $2.25/lb Cu, $825/oz gold, $12/lb Mo and $14/oz Ag and contains 9.5 billion lbs of copper, 6.5 million oz of gold, 595 million lbs of molybdenum and 103 million oz of silver.

Average annual production over the project mine life is summarized as follows:

	Time Frame
	5 Years	10 Years	LOM
Copper (mm lbs/yr)	419	370	306
Gold – (000s oz/yr)	140	148	129
Molybdenum – (mm lbs/yr)	15.2	13.9	15.3
Silver – (000s oz/yr)	1,987	2,605	2,513

The new mine plan incorporates a more favourable strip ratio of 1.53:1 on an operating basis, or 1.68:1 assuming 131 million tonnes of pre-strip or pre-production waste removal. Total waste has been reduced by upwards of 100 million tonnes from previous levels provided for in the 2006 feasibility study. Mining costs are projected at less than $1.15 per tonne of material moved excluding the cost of crushing and conveying.

The Company is in the process of updating capital cost estimates and other optimization initiatives remain under review.  These include but are not limited to the following:

•      Alternative concentrate transport logistics (e.g. Trucking and rail vs. pipeline);

•      Paste vs. filtered tailings disposal;

•      Alternative waste disposal logistics and scheduling;

•      Two tunnels — one for ore and one for waste vs. one large tunnel for both;

•      Alternative access routes to the mine;

•      Rhenium as a source of by-product credits; and

•      Optimization of grinding requirements.

In addition, Yamana will determine further improvements in assumed gold and molybdenum recoveries in particular. Actual gold recoveries at comparable porphyry operations are significantly in excess of the assumed gold recoveries for Agua Rica. Metallurgical testwork for copper had been significantly more advanced than testwork for recoveries of other metals in the prior feasibility study and the Company intends to conduct further metallurgical testwork to increase gold and molybdenum recoveries.  Any additional gold production from these tests is not yet included in the mine plan.

The Company continues to believe that Agua Rica is an exceptional stand-alone project offering significant value and is working toward a formal construction decision for the project. Work continues on the preparation of a full update to the prior feasibility study which will incorporate the recently completed mine plan update, revised capital cost estimates and all other optimization initiatives as appropriate.

CHILE

El Peñón

Exploration at El Peñón during the first quarter focused on the extension of the Victoria vein discovered at Pampa Augusta Victoria approximately 30 kilometres north of the El Peñón plant facilities. The Victoria vein has been traced along strike for a minimum of 420 metres and to depth for 200 metres and remains open in all directions. Drilling will continue throughout the year at Pampa Augusta Victoria and an initial resource estimate will be completed in the fourth quarter.

Also at El Peñón, substantial progress was made on the underground access to the North Block to facilitate underground and infill drilling of the Al Este, Bonanza, Bonanza Norte and Abundancia veins. Drilling will commence in late May.

Minera Florida

Drilling during the first quarter focused on infill of the Polvorin, Sorpresa and Peumo ore bodies and exploration of a near mine area west of the mine called Morro Lechon. At Morro Lechon, several new veins were discovered, including the Fantasma vein which returned promising gold and silver values. It is anticipated that additional drilling at Morro Lechon will result in the discovery of new resources for the Minera Florida mining operations.

MEXICO

Mercedes

During the first quarter, drilling focused on the eastern extension of the Lupita vein. In 2010, 18,000 metres of drilling will be completed at Mercedes with the objective of increasing resources. Development work progresses at Mercedes. Basic engineering and advanced mine development has been completed and exploration results continue to confirm Mercedes’ high geological potential. The Company has purchased key lead time items with construction expected to begin in May 2010 and production to start in 2012.

19.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more specifically described in the Company’s Annual Information Form for the year ended December 31, 2009. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

20.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2009. Readers are encouraged to read the critical accounting policies and estimates more particularly described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

21.          INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to adopt International Financial Reporting Standards (“IFRS”) by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries, where the Company has operating and other interests.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities to varying degrees, some of which are dependent on policy choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to ensure that meaningful and transparent information is provided to stakeholders.

The major differences between the current accounting policies of the Company and those the Company expects to apply in preparing IFRS financial statements are included below. These differences do not represent a complete list of expected changes under IFRS. As the Company’s transition project is impacted by changes to IFRS that may occur prior to the changeover date, the analysis below may be subject to change. Future disclosures will continue to report updated progress as well as any additional impacts identified on the Company’s financial reporting, including expected quantitative impacts, and changes to systems and processes, as they are determined.

First time adoption of IFRS

IFRS 1- First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for the initial adoption of IFRS. IFRS 1 requires an entity to apply IFRSs effective at the end of its first IFRS annual reporting period on a full retrospective basis subject to specific mandatory and optional exemptions. Significant optional IFRS 1 exemptions the Company may expect to apply in its first IFRS financial statements are as follows:

•      Business combinations

The optional exemption provides relief for business combinations that occurred before the date of transition to IFRS. The Company has the following choices:

(i)            Retrospective application of IFRS 3 (no election); or

(ii)           Do not restate business combinations prior to date of transition (or select date earlier than the transition date to restate).

The Company has elected not to restate business combinations prior to the date of transition and has also early-adopted CICA Handbook Section 1582 beginning on January 1, 2010 which is aligned with IFRS 3.

•      Deemed cost

The deemed cost optional exemption offers the Company the ability to measure property, plant and equipment (“PPE”) at the date of transition based on fair value or revaluation of assets. This exemption is available on an asset-by-asset basis.  Under the deemed cost exemption, the Company has the choice to record PPE at:

(i)        Historical cost as determined under IAS 16 — Property, Plant and Equipment (no election);

(ii)       Fair value at the date of transition using the IFRS 1 deemed cost election (fair value as deemed cost election); or

(iii)      Revalued amount under Canadian GAAP at or before the date of transition using the IFRS 1 election (revaluation as deemed cost election).

The Company is in the process of determining the impact of the various choices.

•      Asset retirement obligations

IFRIC 1- Changes in Existing Decommissioning, Restoration and Similar Liabilities sets out an approach regarding changes in decommissioning, restoration or similar liabilities (referred to hereafter collectively as asset retirement obligations (AROs)) with respect to the cost of the asset, adjusted depreciable amount of the asset and the corresponding liability. Under the IFRS 1 optional exemption, the Company, as first-time adopter, has the following two choices:

(i)            Retrospectively adjust ARO, PP&E and depreciation (no election); or

(ii)           Apply an alternative approach as set out in IFRS 1.D21, IG 203 to changes to the asset that occurred prior to transition (election taken).

The Company has elected to apply the alternative approach available as set out in IFRS 1.D21, IG 203 regarding changes to the asset which occurred prior to the date of transition.

•      Borrowing costs

Under this optional exemption, the Company is able to apply the transitional provisions of IAS 23 — Borrowing Costs (“IAS 23”) as an alternative to full retrospective application under IFRS 1.  The optional exemption applies to all qualifying assets as defined by IAS 23 and is available where the adoption of IAS 23 constitutes a change in accounting policy.  Under these provisions, the Company may elect to apply IAS 23 only to qualifying assets for which the commencement date for capitalization is on or after the date of transition or an elected earlier date.

The current method of capitalization applied by the Company has been developed without regard for the specific approach for capitalization of borrowing costs under IAS 23 and constitutes a change in accounting policy.  The Company has decided that it will apply the IFRS 1 optional exemption and apply IAS 23 from the date of transition onwards.

Other ongoing accounting policies

The following discussion relates to some key differences identified in some of the significant accounting policies of the Company:

•      Asset retirement obligations

Differences in this area that are being assessed include the recognition of provisions based on the concept of legal and constructive obligations when probable (‘more likely than not’ or greater than 50%) and the measurement requirements for discounting using a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the liability.

•      Impairment of assets

Under Canadian GAAP generally a two-step approach to impairment testing is performed: firstly, the asset carrying value is compared with its undiscounted future cash flow to determine whether an impairment exists. The impairment is then measured by comparing asset carrying value with its fair value. IAS 36 - Impairment of Assets, requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows, when a cash flow model is used. Management will be responsible to determine its best estimates on assumptions applicable to such discounted cash flows, which may give rise to different results under different circumstances. Applying IAS 36 can result in more write-downs in cases where the carrying values of assets may have previously been supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to those impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments.

•      Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar-denominated warrants, primarily related to the business combinations, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer (United States Dollars for the Company) be classified as liabilities unless they are issued pro rata to all existing shareholders. Therefore, the Company’s outstanding Canadian dollar-denominated warrants will need to be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations and the opening adjustment to be recorded as an adjustment to opening retained earnings.

•      Income taxes

The Company expects differences in the IFRS accounting policy to include items in the areas of non-monetary assets and business combinations.

•      Share-based compensation

The Company recognizes share-based compensation as a single pool with a fair value based on the specified vesting period for the overall arrangement.  This treatment is applied for all arrangements under Canadian GAAP, including those which include tranches that vest in installments over the vesting period. Under IFRS, the Company will treat each installment as a separate arrangement with its own distinct fair value measurement. Compensation cost for each tranche will be recognized over its own distinct vesting period.

•      Property, plant and equipment

Key differences with respect to PPE include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its PPE using the cost model.

•      Provisions, contingent liabilities and contingent assets

Differences that are being assessed include the recognition of provisions which introduces the concept of legal and constructive obligations when probable (‘more likely than not’ or greater than 50%) and the requirements for discounting when material.

Project Update

A project steering committee was established at the inception of the project and is providing overall guidance to the conversion project. The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments. The Company completed a detailed work plan for the design and implementation phases of the project which are well underway. The project is progressing according to plan, is on budget and there has been no significant change to the plan.

Some of the key activities that have commenced and will continue in 2010 include:

Activities	Progress report

Information technology and data systems

The Company’s project team liaises with IT system teams to ensure alignment with other projects impacting the IT environment. The Company has developed a process and system to capture and prepare financial information in both Canadian GAAP and IFRS during the transition year which is substantially complete and is working on a system solution for after the changeover date.

Internal controls over financial reporting

A process has been designed and implemented to provide reasonable assurance on the controls in place relating to the conversion process and changes to existing controls as a result of the transition to IFRS.

Training programs	All major company personnel impacted by the IFRS changeover from site staff to all levels of executive and directors have undergone various levels of training.

Communication programs	The Company’s project team regularly communicates project status, significant impacts of transition to affected parties.

Revision of accounting policy and procedures manual	Differences arising from IFRS adoption have been identified and decisions have been documented in accounting papers addressing specific policies.

Preparation of draft IFRS financial statements templates, disclosures and related decisions	Draft IFRS financial statements are being developed that include IFRS disclosure requirements identified through disclosure checklists.

Preparation and auditor procedures on the IFRS opening balance sheet for January 1, 2010

Significant differences between Canadian GAAP and IFRS impacting the Company’s opening balance sheet for January 1, 2010 are in the process of being measured and finalized. The Company’s auditors will perform procedures on the IFRS opening balance during the year.

Other business impacts	Covenants —IFRS impacts on the bank financing arrangements and related covenants have been reviewed and modifications to agreements, if any, have been implemented as necessary.

Future Expected Changes to IFRS

Continuous monitoring of current IFRS developments is an imperative consideration in the design and implementation phase as multiple changes are expected to come into effect from projects delineated by the timetable of the International Accounting Standard Board as the Company transitions to IFRS.

22.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, its Timely Disclosure and Confidentiality Policy, its Code of Business Conduct and Ethics, its Insider Trading Policy and Share Dealing Code, its Whistleblower Policy, its Fraud Policy, the effective functioning of its Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•      maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company;

•      providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles;

•      providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•      providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2010, and December 31, 2009, and results of operations for the periods ended March 31, 2010, and March 31, 2009.

This Management’s Discussion and Analysis has been prepared as of May 3, 2010. The audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the period ended March 31, 2010 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis and should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2009, and the most recent Annual Information Form for the year ended December 31, 2009, on file with the Securities Commissions of all of the provinces in Canada and the 2009 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect,” “budget,” “target,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, successful transition to owner-mining, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009, filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured,” “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009, and other continuous disclosure documents filed by the Company since January 1, 2010, available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.